Media Relations Jorge Pérez +52 (81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52 (81) 8888-4256 ir@cemex.com	Exhibit 1 Analyst Relations Lucy Rodriguez +1 (212) 317-6007 ir@cemex.com

CEMEX PARTICIPATES IN GCC CORPORATE RESTRUCTURING

MONTERREY, MEXICO, AUGUST 29, 2016 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that it will be participating in the proposed corporate restructuring of Grupo Cementos de Chihuahua, S.A.B. de C.V. (“GCC”) that was announced by GCC and which has the purpose of simplifying GCC’s current shareholder structure. CEMEX currently owns an indirect minority interest in GCC. In connection with the corporate restructuring, if approved by GCC’s shareholders as proposed, CEMEX will directly own 23% of the outstanding share capital of GCC and, additionally, own a minority interest in CAMCEM, an entity which in turn will own a majority interest in GCC as a result of the proposed restructuring.

CEMEX currently expects to hold its minority interest in CAMCEM resulting from the corporate restructuring as a long-term investment and therefore expects to remain an indirect minority shareholder of GCC. The 23% direct interest in GCC that CEMEX will hold as a result of the proposed corporate restructuring is currently being considered as an option among other CEMEX assets available for divestment in the context of CEMEX’s previously announced asset divestiture plans.

The proposed GCC corporate restructuring has been approved by the Federal Economic Competition Commission in Mexico (Comisión Federal de Competencia Económica), and still requires the approval by GCC’s shareholders to be completed.

CEMEX is a global building materials company that provides high quality products and reliable service to customers and communities in more than 50 countries. Celebrating its 110th anniversary, CEMEX has a rich history of improving the well-being of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future.

For more information on CEMEX, please visit: www.cemex.com

For more information on GCC, please visit: www.gcc.com

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. CEMEX assumes no obligation to update or correct the information contained in this press release. CEMEX is not responsible for the content of any third-party website referred to herein.